Huntsman International LLC

500 Huntsman Way

Salt Lake City, UT 84108

April 14, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela A. Long, Assitant Director
Edward M. Kelly, Senior Counsel

Re:	Huntsman International LLC
Registration Statement on Form S-4
File No. 333-173106

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Huntsman International LLC and its subsidiaries, Airstar Corporation, Huntsman Advanced Materials Americas LLC, Huntsman Advanced Materials LLC, Huntsman Australia Inc., Huntsman Chemical Purchasing Corporation, Huntsman Enterprises, Inc., Huntsman Ethyleneamines LLC, Huntsman Fuels LLC, Huntsman International Financial LLC, Huntsman International Fuels LLC, Huntsman International Trading Corporation, Huntsman MA Investment Corporation, Huntsman MA Services Corporation, Huntsman Petrochemical LLC, Huntsman Petrochemical Purchasing Corporation, Huntsman Procurement Corporation, Huntsman Propylene Oxide LLC, Huntsman Purchasing, Ltd., Polymer Materials Inc., Tioxide Americas LLC and Tioxide Group (collectively, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, will become effective by 4:00 p.m. Eastern time, on Tuesday, April 19, 2011, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act.  In connection with the foregoing request, the Registrants further acknowledge that:

•                  should the staff  (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform either Sean H. Pettey of the Company at (801) 584-5776 or Nathan W. Jones of Stoel Rives LLP at (801) 578-6943, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Huntsman International LLC
Airstar Corporation
Huntsman Advanced Materials Americas LLC
Huntsman Advanced Materials LLC
Huntsman Australia Inc.
Huntsman Chemical Purchasing Corporation
Huntsman Enterprises, Inc.
Huntsman Ethyleneamines LLC
Huntsman Fuels LLC
Huntsman International Financial LLC
Huntsman International Fuels LLC
Huntsman International Trading Corporation
Huntsman MA Investment Corporation
Huntsman MA Services Corporation
Huntsman Petrochemical LLC
Huntsman Petrochemical Purchasing Corporation
Huntsman Procurement Corporation
Huntsman Propylene Oxide LLC
Huntsman Purchasing Ltd.
By Huntsman Procurement Corporation, its General Partner
Polymer Materials Inc.
Tioxide Americas LLC

By:	/s/ Troy M. Keller
Troy M. Keller
Assistant Secretary

Tioxide Group

By:	/s/ J. Kimo Esplin
J. Kimo Esplin
Director